[Exhibit 16.1]

[Deloitte & Touche LLP Letterhead]



November 27, 1996



Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, D.C.  20549



Dear Sirs/Madams:

We have read Item 14 of Amendment No. 2 to the Form 10 Registration Statement, originally filed with the Securities and Exchange Commission by J.C. Nichols Company (the "Company") on or about September 30, 1996, and most recently amended on or about November 20, 1996. With respect to the first paragraph, we are in agreement with sentences one and two and four through six. We have no reason to either agree or disagree with the third sentence of that paragraph.

With respect to the second paragraph, we do not agree that a disagreement that would require disclosure pursuant to Item 304 of Regulation S-K has occurred. With respect to the first and second sentences of that paragraph, subsequent to the termination of our engagement, the Company raised certain concerns regarding the sufficiency of our disclosures to, and communications with, the Company's Board of Directors, regarding related party transactions and purported deficiencies in the Company's internal accounting controls. In addition to not agreeing that a reportable disagreement has occurred, we have no reason to either agree or disagree with the third sentence of paragraph two.


Your truly,



/s/ DELOITTE & TOUCHE LLP

cc:   Mr. Barrett Brady, President
       J.C. Nichols Company
       310 Ward Parkway
       Kansas City, Missouri  64112